Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northgate Minerals Reports Solid First Quarter Results

     Construction at Young-Davidson Scheduled to Begin this Summer

     Notice: Conference Call and Webcast of Annual and Special Meeting and Q1
Results Today at 10:00 am ET

     Dial in: +647-427-7450 or 1-888-231-8191

     VANCOUVER, May 11 /CNW/ - (All figures in US dollars except where noted)
- Northgate Minerals Corporation ("Northgate" or the "Corporation") (TSX: NGX;
NYSE Amex: NXG) today announced its financial and operating results for the first quarter ended March 31, 2010.

     <<
                            First Quarter Highlights

     -   Generated strong cash flow from operations of $16.3 million or
         $0.06 per diluted share.

     -   Reported adjusted net earnings(1) of $7.3 million or $0.03 per share.

     -   Produced 73,362 ounces of gold and 9.5 million pounds of copper at an average net cash cost of $654 per ounce of gold.

     -   Sold 75,128 ounces of gold at a realized price of $1,128 per ounce and 11.1 million pounds of copper at a realized price of $3.49 per pound.

     -   At Young-Davidson, we appointed AMEC Americas Limited ("AMEC") as the engineering, procurement, construction management ("EPCM") contractor and awarded a shaft development contract to Cementation Canada Inc
         ("Cementation"). Construction at Young-Davidson is scheduled to begin this summer.

     -   Successful exploration results during the quarter:

         -  Drilling at Fosterville, south of the Phoenix Reserve block, has intersected 6.3 metres ("m") of 12.2 grams per tonne ("g/t") gold on section 6900N and 5.1m of 6.5 g/t gold on section 6950N, potentially extending the Phoenix Extension zone another
            150 metres south along strike and down plunge.

         -  At Young-Davidson, drilling on the high-grade mafic volcanic gold mineralization around old workings just east of the current deposit continues to show promising results for additional open pit resources and reserves. Highlight holes include:

            -  Hole 160: intersected a core length of 17.2m of 5.29 g/t
            -  Hole 174: intersected a core length of 18.0m of 4.35 g/t.

     -   Identified a high-grade zone of at least 70 million tonnes within the
         Kemess North Deposit that could potentially support an underground block cave operation ("Kemess Underground").

         -  $3 million infill diamond drill program to commence this summer to increase the confidence in the high-grade zone and confirm geotechnical conditions.

     (1) Adjusted net earnings is a non-GAAP measure. See section entitled
         "Non-GAAP Measures" in the Corporation's fourth quarter MD&A Report.
     >>

     Ken Stowe, President and CEO, stated: "We are pleased to report solid first quarter production from our three operating mines of 73,362 ounces of gold, highlighted by production at Stawell and Kemess South, which both met their production forecasts. We also continued to generate strong cash flow from operations of $16.3 million, following on the record annual cash flow generated in 2009. On the exploration front, our aggressive $21 million budget has already started to show promising results. At Fosterville, drilling south of the Phoenix Reserve should extend the zone another 150 metres. Work will continue into the second quarter with the focus of integrating the new drill data into a reserve and resource model. Drilling will also continue on the
'Big Fish' targets at Stawell, where work is currently underway in the
Northgate Gift, a fault offset trend of the Magdala orebody, amongst other prospective targets. At Young-Davidson, we will wrap up a near-surface diamond drill program, where results to date have indicated the potential to add to current open pit reserves, which would have a positive impact on the early years of operating the mine. We also look forward to breaking ground on the property, as construction is scheduled to begin this summer. Finally, a $3 million drill program at Kemess Underground will also take place this summer after we identified an initial 70 million tonne high-grade zone within the
Kemess North Deposit. Although more work is required to increase the confidence in the high-grade resource and determine the boundary of the high-grade zone, an initial review indicates the potential to support an underground block cave operation at the Kemess Camp."

     Financial Performance

     Northgate recorded consolidated revenue of $125.3 million in the first quarter of 2010, compared with revenue of $123.8 million recorded in the same period last year. Revenues were slightly higher in the first quarter of 2010 as a result of higher realized metal prices for both gold and copper.
     Adjusted net earnings for the first quarter were $7.3 million or $0.03 per share, compared to adjusted net earnings of $27.3 million or $0.11 per share reported in the same quarter last year. Adjusted net earnings do not include certain non-cash items from its calculation of net earnings prepared in accordance with Canadian generally accepted accounting principles
("Canadian GAAP"). Northgate has prepared this figure as it may be a useful indicator to investors. Net earnings for the first quarter of 2010 were $4.9 million or $0.02 per share, compared with net earnings of $21.4 million or
$0.08 per share in the first quarter of 2009.
     Northgate continued to generate strong cash flow from operations of $16.3 million or $0.06 per share in the first quarter of 2010, following on the record cash flow of $187.2 million generated last year. During the quarter,
Northgate made a Canadian income tax payment in the amount of Cdn$28.0 million. Cash flow from operations in the first quarter of 2009 totalled $45.2 million or $0.18 per share.
     Northgate continues to maintain a strong balance sheet, with cash and cash equivalents totalling $230.3 million at the end of the first quarter
2010.

     Results from Operations

     Fosterville Gold Mine

     During the first quarter of 2010, a total of 180,505 tonnes of ore were mined and mine development advanced 2,239m, which represents a 9% and 18%
improvement over the 165,355 tonnes and mine development advance of 1,900m in the same period last year. Mining rates have improved due to an increase in the number of working faces made available within the Phoenix and Ellesmere orebodies and by the substantial mine development achieved since Northgate took ownership of the mine.
     Also during the quarter, 191,663 tonnes of ore were milled at a grade of
5.11 g/t compared with 167,924 tonnes milled at a grade of 5.53 g/t in the corresponding quarter of 2009.
     Fosterville achieved production of 26,421 ounces of gold in first quarter of 2010, following on the record set in the previous quarter of 26,615 ounces.
Production in the first quarter of 2010 was slightly higher than the 25,779 ounces recorded in the same period last year.
     The average net cash cost of production for the first quarter of 2010 was
$679 per ounce, which was 5% lower than the $720 per ounce recorded in the previous quarter. The net cash cost of production in the first quarter of 2009 was $430 per ounce. Cash costs have increased year-over-year as a result of the stronger Australian dollar relative to the US dollar, which averaged over
36% higher in the most recent quarter.
     In 2010, Fosterville is expected to produce 108,000 ounces of gold at a net cash cost of $689 per ounce.

     Stawell Gold Mine

     Record quarterly ore production continues to be achieved at Stawell, as
196,725 and 206,007 tonnes of ore were mined and milled, respectively, in the first quarter of 2010. This represents a significant improvement over the
154,718 and 180,199 tonnes of ore mined and milled in the corresponding quarter of 2009. Gold recoveries of 87% were in line in the first quarter of
2010.
     Underground mine development continued in the Golden Gift (GG) production zones, GG3 and GG6, as well as the Magdala area during the quarter and the development advance totalled 1,892m compared to the 1,407m development advance in the corresponding quarter of 2009.
     Gold production during the first quarter of 2010 was in line with forecast of 22,238 ounces, compared to the 22,392 ounces of gold production in the corresponding quarter of 2009. The net cash cost of production for the first quarter of 2010 was $794 per ounce of gold, which was higher than the cash cost of $432 per ounce of gold recorded in the same period last year.
Cash costs have increased year-over-year as a result of the stronger
Australian dollar relative to the US dollar previously mentioned. In 2010,
Stawell is forecast to produce 99,500 ounces of gold at a net cash cost of
$633 per ounce.

     Kemess South

     During the quarter, Kemess South posted gold production of 24,703 ounces, which was in line with forecast. While copper production of 9.5 million pounds was slightly under forecast due to lower than planned mill throughput, the annual copper forecast remains unchanged as grades and recoveries are expected to improve in the second half of the year. The net cash cost of production for the first quarter of 2010 was $502 per ounce, which was lower than forecast.
For the full year 2010, the net cash cost is expected to drop to approximately
$300 per ounce, as copper production is expected to increase in the second half of the year, which will increase the by-product credit.
     During the first quarter of 2010, approximately 10.5 million tonnes of ore and waste were removed from the eastern end of the open pit compared to
6.8 million tonnes during the corresponding quarter of 2009. The higher tonnes moved in the most recent quarter resulted in significantly lower unit mining costs of Cdn$1.11 per tonne moved compared with Cdn$2.30 per tonne moved in the first quarter of 2009.
     Mill throughput and mill availability during the first quarter of 2010 were 51,030 tonnes per day (tpd) and 92%, respectively, which was an improvement over the performance in the first quarter of 2009 of 47,913 tpd and 91%.

     2010 Production Forecast

     Northgate's production forecast for the balance of 2010 is outlined in the following table:

     <<
                        ------------------------------------------------------
                          Actual                                     Forecast
                         (ounces)      Forecast (ounces)               2010
                        -----------------------------------   Total  Cash Cost
                            Q1       Q2       Q3       Q4   (ounces) ($/oz)(1)
     -------------------------------------------------------------------------
     Fosterville         26,421   28,500   26,500   26,500  108,000      $659
     Stawell             22,238   21,250   27,250   28,750   99,500      $665
     Kemess              24,703   23,000   26,500   28,500  102,500      $301
     -------------------------------------------------------------------------
                         73,362   72,750   80,250   83,750  310,000      $553
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Assuming copper price of $3.20/lb and exchange rates of US$/Cdn$0.97 and US$/A$0.92 for Q2 to Q4 2010.
     >>

     Moving Ahead with Young-Davidson

     In January, Northgate released positive results from its feasibility study for the Young-Davidson project and, based on these results, received approval from its Board of Directors to develop the mine. During the quarter, substantial progress was made as follows:

     <<
     -   Environmental and permitting activities continued throughout the quarter and Northgate received notice that the first of several key permits, the Air and Noise Certificate of Approval, had been approved.

     -   AMEC was appointed as the EPCM contractor and detailed engineering on the project commenced early in the quarter.

     -   A contract with Cementation was recently signed for the shaft infrastructure engineering, the deepening of the existing shaft, and raise boring of a new 5.5m diameter production shaft.

     -   Hydro One has completed the Environmental Assessment process for upgrading the 47 kilometres (km) of the 115 kilovolts (kV)
         transmission line connecting Young-Davidson to the provincial grid.
         Preparation of the refurbishment project is expected to begin shortly.

     -   Northgate has hired key members of its owner's team at Young-Davidson and is readying the site infrastructure that is necessary to support construction and development activities.

     -   A ceremony commemorating the Board's approval to develop the mine was held on March 4, 2010 in Matachewan, with dignitaries, business representatives and members of the immediate and surrounding communities in attendance.

     -   Ramp construction and existing shaft refurbishment activities continued with the ramp reaching a vertical depth of 524m by quarter end.
     >>

     During the second quarter of 2010, the Young-Davidson site will convert to owner ramp development and engineering and permitting activities are expected to have advanced to the point where construction of surface facilities can begin this summer.

     Exploration Update

     Fosterville Gold Mine

     During the first quarter, four drills were active primarily on the
Phoenix Extension and Harrier Underground zones. Drilling on the Phoenix
Extension was undertaken in order to extend reserves in the Phoenix deposit.
Drilling highlights include Hole 526C in Section 6900N, which intersected 12.2
g/t gold over 6.3m and Hole 527C in Section 6950, which intersected 6.5 g/t over 5.1m (near to true thicknesses). Based on the assay results received to date, it appears that the Phoenix Extension zone continues at least another
150m down plunge. Work in the second quarter will focus on integrating the drill data into a resource and reserve model.

     Figure 1: Longitudinal Projection of the Fosterville Gold Mine: Phoenix
Extension
     (http://www.northgateminerals.com/Theme/Northgate/files/FGM-May2010.gif)

     In the Harrier Underground zone, work on the north sector continued where there is good potential to increase the existing Harrier Underground reserve.
Ten holes have been completed year-to-date and have returned strong grades over minable widths, demonstrating that this zone is consistent and predictable. Drilling is expected to continue throughout the second and third quarter.
     Other exploration at Fosterville has included geophysical and geochemical surveys both on and off the mine lease in preparation for drill testing later in the year.

     Stawell Gold Mine

     Exploration at Stawell has continued with a mix of early stage exploration targets, such as Commercial Road and Pleasant Creek (historic alluvial producing areas), and Germania (historic high-grade hard rock production). Exploration also includes targets within and adjacent to the mine lease, such as North Magdala, currently in a data compilation and analysis phase, and Northgate Gift, with a long hole in progress exploring for a fault offset portion of the Magdala orebody under the Wildcat Porphyry, a late structure against which the Magdala orebody is offset.
     Results and/or completion of these programs are expected in the next several months, as well as substantial progress on in-mine exploration programs, such as the Infill drilling on Lower GG6 and Above Scotchman's
Fault, as diamond drill platforms become available within the mine workings.

     Young-Davidson

     Drilling around old workings east of the current open pit reserves continues to show promising results for additional open pit resources and reserves. Highlight holes include Hole 160 that intersected a core length of
17.2m (true thickness estimated to be 11.7m) of 5.29 g/t and Hole 174 that intersected a core length of 18m (true thickness estimated to be 14.9m) of
4.35 g/t gold. To date, 31 holes totalling 1,901m have been drilled in this area. A summary of assay results are shown in Tables 1 and 2 below. The drill program will be completed this summer.

     Figure 2: Longitudinal Projection of Young-Davidson Property - Near
Surface Holes
     (http://www.northgateminerals.com//Theme/Northgate/files/YD-May2010.gif)

     <<
     Table 1 - Select Young-Davidson Surface Holes from 2010 Drilling Program

     -------------------------------------------------------------------------
                                                               Gold Grade
                                                          --------------------
                                             Core Length    Uncut      Cut to
     Hole ID         From (m)      To (m)       (m)         (g/t)     20 (g/t)
     -------------------------------------------------------------------------
     YD09-160          9.0          26.2        17.2         5.29        5.06
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     YD09-174          7.2           9.0         1.8         6.79        6.79
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (True thicknesses estimated to be 70-90% of core length)

     Table 2 -Young-Davidson Surface Holes from the 2009 Drilling Program

     -------------------------------------------------------------------------
                                                               Gold Grade
                                                          --------------------
                                             Core Length    Uncut      Cut to
     Hole ID         From (m)      To (m)       (m)         (g/t)     20 (g/t)
     -------------------------------------------------------------------------
     YD09-138         30.6          33.6         3.0         3.04        3.04
     -------------------------------------------------------------------------
                      53.5          58.5         5.0        12.84       12.75
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     YD09-139         69.3          72.0         2.7        16.83       13.86
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     YD09-140         13.5          21.0         7.5         2.95        2.95
     -------------------------------------------------------------------------
                      64.5          93.5        29.0         2.34        2.34
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     YD09-141         58.5          67.0         8.5         4.14        4.14
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     YD09-142         31.5          36.0         4.5         2.48        2.48
     -------------------------------------------------------------------------
                      94.0         126.0        32.0         1.95        1.95
     -------------------------------------------------------------------------
     Incl.            94.0         102.7         8.7         3.46        3.46
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
                                                                    Gold Grade
                                            Core Length  Gold Grade   Cut to
     Hole ID        From (m)       To (m)       (m)      Uncut (g/t)  20 (g/t)
     -------------------------------------------------------------------------
     YD09-143         30.4          33.4         3.0         1.33        1.33
     -------------------------------------------------------------------------
                      45.4          48.0         2.6         3.57        3.57
     -------------------------------------------------------------------------
                      58.5          60.0         1.5         3.10        3.10
     -------------------------------------------------------------------------
                      75.0          76.9         1.9         2.15        2.15
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     YD09-144          8.0          14.0         6.0         4.33        4.33
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (True thicknesses estimated to be 70-90% of core length)
     >>

     Kemess Underground

     During the quarter, Northgate commissioned an international engineering firm to assess the economic prospects of mining part of the Kemess North deposit using an underground block caving method. An initial review of the existing Kemess North resource model was carried out to identify the higher grade zone that could support an underground block cave operation ("Kemess
Underground"). A target zone of at least 70 million tonnes of mineralization containing 1.4 million ounces of gold and 500 million pounds of copper was identified in the eastern part of the Kemess North deposit from 300m - 600m below surface.
     At the time of the original Kemess North feasibility study in 2005, the geological and geotechnical information relating to the Kemess North deposit was collected and analyzed on the assumption that the deposit would be mined as a large low-grade open pit. In order to develop a more detailed block caving model, additional resource definition drilling is required to enable a greater degree of confidence in the potential of the high-grade resource, to determine the boundary of the high-grade zone and to confirm the geotechnical conditions necessary to support block caving. An exploration budget of $3 million has been approved and diamond drilling is scheduled to commence this summer.

     <<
     Summarized Consolidated Results

     (Thousands of US dollars, except where noted)     Q1 2010        Q1 2009
     -------------------------------------------------------------------------
     Financial Data
     Revenue                                      $    125,278   $    123,818
     Adjusted net earnings(1)                            7,341         27,313
       Per share (diluted)                                0.03           0.11
     Net earnings                                        4,937         21,410
       Per share (diluted)                                0.02           0.08
     Cash flow from operations                          16,283         45,202
     Cash and cash equivalents                         230,306         88,379
     Total assets                                 $    728,158   $    593,322
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Operating Data
     Gold production (ounces)
       Fosterville                                      26,421         25,779
       Stawell                                          22,238         22,392
       Kemess                                           24,703         59,306
                                                  ----------------------------
       Total gold production                            73,362        107,477
                                                  ----------------------------
     Gold sales (ounces)
       Fosterville                                      25,944         26,363
       Stawell                                          21,411         24,635
       Kemess                                           27,773         55,686
                                                  ----------------------------
       Total gold sales                                 75,128        106,684
                                                  ----------------------------
     Realized gold price ($/ounce)(2)                    1,128            934
                                                  ----------------------------
     Net cash cost ($/ounce)(3)
       Fosterville                                         679            430
       Stawell                                             794            432
       Kemess                                              502            367
                                                  ----------------------------
     Average net cash cost ($/ounce)                       654            396
                                                  ----------------------------
     Copper production (thousands pounds)                9,529         15,007
     Copper sales (thousands pounds)                    11,145         13,032
     Realized copper price ($/pound)(2)                   3.49           2.07
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Adjusted net earnings is a non-GAAP measure. See section entitled
         "Non-GAAP Measures" in the Corporation's first quarter MD&A Report.
     (2) Metal pricing quotational period for Kemess is three months after the month of arrival (MAMA) at the smelting facility for copper and gold.
         Therefore, realized prices reported will differ from the average quarterly reference prices, since realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.
     (3) Net cash cost per ounce of production is a non-GAAP measure. See section entitled "Non-GAAP Measures" in the Corporation's first quarter MD&A Report.

     Interim Consolidated Balance Sheets

                                                      March 31    December 31
     Thousands of US dollars                              2010           2009
     -------------------------------------------------------------------------
                                                    (Unaudited)

     Assets
     Current Assets
     Cash and cash equivalents                    $    230,306   $    253,544
     Trade and other receivables                        24,837         27,961
     Inventories (note 3)                               39,632         44,599
     Prepaids                                            3,533          2,566
     Future income tax asset                             5,661          5,541
     -------------------------------------------------------------------------
                                                       303,969        334,211
     Other assets                                       38,022         27,544
     Future income tax asset                            11,935         14,507
     Mineral property, plant and equipment             337,097        327,416
     Investments (note 4)                               37,135         38,001
     -------------------------------------------------------------------------
                                                  $    728,158   $    741,679
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity
     Current Liabilities
     Accounts payable and accrued liabilities     $     68,734   $     59,132
     Income taxes payable                                1,291         29,395
     Short-term loan (note 5)                           41,137         41,515
     Capital lease obligations                           6,673          5,995
     Provision for site closure and reclamation
      costs                                             23,846         23,501
     Future income tax liability                           893            867
     -------------------------------------------------------------------------
                                                       142,574        160,405
     Capital lease obligations                           4,239          4,656
     Other long-term liabilities                         3,329          8,995
     Provision for site closure and reclamation
      obligations                                       22,503         23,989
     -------------------------------------------------------------------------
                                                       172,645        198,045

     Shareholders' Equity
     Common shares                                     403,217        402,879
     Contributed surplus                                 7,526          6,202
     Accumulated other comprehensive income (loss)       1,575         (3,705)
     Retained earnings                                 143,195        138,258
     -------------------------------------------------------------------------
                                                       555,513        543,634
     -------------------------------------------------------------------------
                                                  $    728,158   $    741,679
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

     Interim Consolidated Statements of Operations and Comprehensive Income

                                                  Three Months Ended March 31
     Thousands of US dollars, except share and
      per share amounts, unaudited                        2010           2009
     -------------------------------------------------------------------------

     Revenue                                      $    125,278   $    123,818
     -------------------------------------------------------------------------
     Cost of sales (note 3)                             84,544         59,318
     Depreciation and depletion                         27,312         23,497
     Administrative and general                          3,839          2,282
     Net interest income                                  (454)          (380)
     Exploration                                         4,127          3,249
     Currency translation loss (gain)                   (3,399)         2,581
     Accretion of site closure and reclamation
      costs                                                414            722
     Write-down of investments (note 4)                    340              -
     Other expenses (income)                               249           (666)
     -------------------------------------------------------------------------
                                                       116,972         90,603
     -------------------------------------------------------------------------
     Earnings before income taxes                        8,306         33,215
     Income tax recovery (expense)
       Current                                            (477)       (22,853)
       Future                                           (2,892)        11,048
     -------------------------------------------------------------------------
                                                        (3,369)       (11,805)
     -------------------------------------------------------------------------
     Net earnings for the period                         4,937         21,410

     Other comprehensive income (loss)
       Unrealized loss on available for sale
        securities                                        (866)        (2,486)
       Unrealized gain (loss) on translation of
        self-sustaining operations                       5,806         (3,968)
       Reclassification of other than temporary
        loss on available for sale investments to
        net earnings                                       340              -
     -------------------------------------------------------------------------
                                                         5,280         (6,454)
     -------------------------------------------------------------------------
     Comprehensive income                         $     10,217   $     14,956
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net earnings per share
       Basic                                      $       0.02   $       0.08
       Diluted                                            0.02           0.08

     Weighted average shares outstanding
       Basic                                       290,718,756    255,753,359
       Diluted                                     292,005,260    255,762,702
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

     Interim Consolidated Statements of Cash Flows

                                                  Three Months Ended March 31
     Thousands of US dollars, unaudited                   2010           2009
     -------------------------------------------------------------------------
     Operating activities:
       Net earnings for the period                $      4,937   $     21,410
     Non-cash items:
       Depreciation and depletion                       27,312         23,497
       Unrealized currency translation losses
        (gains)                                            570         (1,124)
       Accretion of site closure and reclamation
        costs                                              414            722
       Loss on disposal of assets                          333             70
       Amortization of deferred charges                      -             54
       Stock-based compensation                          1,439            439
       Accrual of employee severance costs                 438            655
       Future income tax expense (recovery)              2,892        (11,048)
       Change in fair value of forward contracts         2,894          8,433
       Write-down of investments                           340              -
     Changes in operating working capital and
      other (note 10)                                  (25,286)         2,094
     -------------------------------------------------------------------------
                                                        16,283         45,202
     -------------------------------------------------------------------------
     Investing activities:
     Release of restricted cash                            163              -
     Increase in restricted cash                       (10,042)           (72)
     Purchase of plant and equipment                    (9,111)        (9,740)
     Mineral property development                      (19,277)        (7,839)
     Proceeds from sale of equipment                       251             72
     -------------------------------------------------------------------------
                                                       (38,016)       (17,579)
     -------------------------------------------------------------------------
     Financing activities:
     Repayment of capital lease obligations             (1,514)        (1,112)
     Repayment of short-term loan                         (378)          (617)
     Repayment of other long-term liabilities             (217)          (151)
     Issuance of common shares                             223             86
     -------------------------------------------------------------------------
                                                        (1,886)        (1,794)
     -------------------------------------------------------------------------
     Effect of exchange rate changes on cash and
      cash equivalents                                     381            131
     -------------------------------------------------------------------------
     Increase (decrease) in cash and cash
      equivalents                                      (23,238)        25,960
     Cash and cash equivalents, beginning of
      period                                           253,544         62,419
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of period     $    230,306   $     88,379
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Supplementary cash flow information (note 10)

     The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

     Interim Consolidated Statement of Shareholders' Equity

                                        Number of        Common
     Thousands of US dollars, except       Common        Shares   Contributed
      common shares, unaudited             Shares        Amount       Surplus
     -------------------------------------------------------------------------
     Balance at December 31, 2008     255,717,071     $ 311,908     $   5,269

       Shares issued under new equity
        offering                       34,300,000        89,306             -

       Shares issued under
        employee share purchase plan      306,715           422             -

       Shares issued on exercise of
        options                           364,600         1,030          (321)

       Stock-based compensation                 -           213         1,254

       Net loss                                 -             -             -

       Other comprehensive income               -             -             -
     -------------------------------------------------------------------------

     Balance at December 31, 2009     290,688,386       402,879         6,202

       Shares issued under
        employee share purchase plan       60,479           111             -

       Shares issued on exercise of
        options                            74,800           171           (59)

       Stock-based compensation                 -            56         1,383

       Net earnings                             -             -             -

       Other comprehensive income               -             -             -
     -------------------------------------------------------------------------

     Balance at March 31, 2010        290,823,665     $ 403,217     $   7,526
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                      Accumulated
                                     Other Compre-
     Thousands of US dollars, except      hensive      Retained
      common shares, unaudited       Income (loss)     Earnings         Total
     -------------------------------------------------------------------------
     Balance at December 31, 2008       $ (89,503)    $ 187,764     $ 415,438

       Shares issued under new equity
        offering                                -             -        89,306

       Shares issued under
        employee share purchase plan            -             -           422

       Shares issued on exercise of
        options                                 -             -           709

       Stock-based compensation                 -             -         1,467

       Net loss                                 -       (49,506)      (49,506)

       Other comprehensive income          85,798             -        85,798
     -------------------------------------------------------------------------

     Balance at December 31, 2009          (3,705)      138,258       543,634

       Shares issued under
        employee share purchase plan            -             -           111

       Shares issued on exercise of
        options                                 -             -           112

       Stock-based compensation                 -             -         1,439

       Net earnings                             -         4,937         4,937

       Other comprehensive income           5,280             -         5,280
     -------------------------------------------------------------------------

     Balance at March 31, 2010          $   1,575     $ 143,195     $ 555,513
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     The accompanying notes form an integral part of these interim consolidated financial statements.

     >>

     This press release should be read in conjunction with the Corporation's first quarter MD&A report and accompanying unaudited interim consolidated financial statements, which can be found on Northgate's website at
www.northgateminerals.com, in the "Investor Info" section, under "Financial
Reports - Quarterly Reports".

     Annual General and Special Meeting and Q1 2010 First Quarter Result
Conference Call and Webcast

     Northgate will be hosting its Annual General and Special Meeting ("AGM")
on Tuesday, May 11, 2010 at 10:00 am, Toronto time. The AGM will be held at
The Suites at One King West, King Gallery, 1 King Street West, Toronto,
Canada. This event will also include an overview of Northgate's 2010 first quarter financial results.
     You may participate in our conference call by calling 647-427-7450 or toll free in North America at 1-888-231-8191. To ensure your participation, please call five minutes prior to the scheduled start of the call.
     A live audio webcast and presentation package will be available on
Northgate's homepage at www.northgateminerals.com. Information pertaining to the conference replay, available from May 11 to May 25, 2010, can also be found on our website.

     Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and
Australia. Our vision is to be the leading intermediate gold producer by identifying, acquiring, developing and operating profitable, long-life mining properties. We are forecasting gold production of 310,000 ounces in 2010.

     Qualified Person

     The program design, implementation, quality assurance/quality control and interpretation of the results are under the control of Northgate's geological staff, which includes a number of individuals who are qualified persons as defined under NI 43-101. Carl Edmunds, PGeo, Northgate's Exploration Manager,
has reviewed the geologic contents of this release.

     Cautionary Note Regarding Forward-Looking Statements and Information:

     This Northgate press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and
"forward-looking statements" within the meaning of the United States Private
Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes",
"anticipates", "budget", "scheduled", "estimates", "forecasts", "intends",
"plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might"
"be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk
Factors" in Northgate's Annual Information Form for the year ended December
31, 2009 or under the heading "Risks and Uncertainties" in Northgate's 2009
Annual Report, both of which are available on the SEDAR website at
www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize.
Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

     Cautionary Note to US Investors Regarding Mineral Reporting Standards:

     The Company prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of
U.S. securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101-Standards of
Disclosure for Mineral Projects under the guidelines set out in the Canadian
Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources
and Mineral Reserves. The Securities and Exchange Commission (the "SEC")
permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms, such as, "measured mineral resources"
"indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the Company's public filings which have been filed with securities commissions or similar authorities in Canada).

     %CIK: 0000072931

     /For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: (416) 363-1701 ext. 233, Email: ngx(at)northgateminerals.com, Website:
www.northgateminerals.com/
     (NGX. NXG NXG)

CO:  Northgate Minerals Corporation

CNW 07:23e 11-MAY-10